Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. Publicly-held company CNPJ/ME n° 12.648.266/0001-24 NIRE 35.300.384.466 | CVM Code 2496-1	ENVIRONMENTAL ESG PARTICIPAÇÕES S.A. Publicly-held company CNPJ/MF n° 09.527.023/0001-23 NIRE 35.300.412.923 | CVM Code 2627-1

MATERIAL FACT
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. (B3: AMBP3) ("Ambipar") and ENVIRONMENTAL ESG PARTICIPAÇÕES S.A. ("ESG" and, together with Ambipar, "Companies"), in compliance with the provisions of Resolution No. 44 of the Brazilian Securities and Exchange Commission ("CVM") of August 23, 2021 and article 157, paragraph 4, of Law No. 6,404/76 ("Brazilian Corporation Law"), hereby inform their shareholders and the market in general that, on September 24, 2025, they obtained interim relief granting a temporary stay on proceedings against them (the “Injunction”).
The Injunction was filed as a result of a recent transaction with derivatives, involving the 10.875% Green Notes due 2023 issued by the Ambipar Group, which generated negative financial consequences, due to the variation in the price and trading of such securities.
The purpose of the Injunction is to ensure the continuity of Ambipar Group's business activities and enable the protection of its assets, while seeking a viable alternative with creditors for the adequate settlement of its financial commitments.
The Injunction grants, among other measures, the temporary suspension of (i) the effects of any and all contractual clauses that impose the early maturity of the debts of the Ambipar Group and related parties, as well as (ii) the enforceability of all obligations related to the respective contractual instruments.
The Ambipar Group remains committed to maintaining constructive conversations with its creditors in order to reach an agreement that is beneficial to all its investors.
The Ambipar Group maintains its operations normally and continues to offer excellent services, with safety, efficiency and reliability, in all its segments. Its employees remain fully mobilized, sustaining thousands of direct and indirect jobs, generating social impact and stimulating economic activity.
The Companies shall keep their shareholders and the market informed about the development of the matters subject to this Material Fact.
São Paulo, September 25, 2025.

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.	ENVIRONMENTAL ESG PARTICIPAÇÕES S.A.

Ricardo Rosanova Garcia
Investor Relations Officer